SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

KIMBER RESOURCES INC.
(Name of Issuer)

Common Shares, no par value
(Title of class of securities)

49435N101
(CUSIP number)

James J. Puplava
10809 Thornmint Road, 2nd Floor
San Diego, CA 92127
(858) 487 - 3939
(Name, address and telephone number of person authorized to receive notices and communications)
September 29, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 49435N101


1 NAME OF REPORTING PERSON:  James J. Puplava

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:   ____________**

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]

3 SEC USE ONLY

4 SOURCE OF FUNDS:  PF; AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e): [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7 SOLE VOTING POWER	 	0

8 SHARED VOTING POWER 		5,640,956

9 SOLE DISPOSITIVE POWER:	0

10 SHARED DISPOSITIVE POWER	5,640,956

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,640,956

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[X]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.07%

14 TYPE OF REPORTING PERSON: IN


CUSIP No. 49435N101


1 NAME OF REPORTING PERSON:  Mary Puplava

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:   ____________**

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]

3 SEC USE ONLY

4 SOURCE OF FUNDS:  PF; AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e): [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7 SOLE VOTING POWER	 	0

8 SHARED VOTING POWER 		5,640,956

9 SOLE DISPOSITIVE POWER:	0

10 SHARED DISPOSITIVE POWER	5,640,956

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,640,956

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[X]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.07%

14 TYPE OF REPORTING PERSON: IN


CUSIP No. 49435N101


1 NAME OF REPORTING PERSON:  Puplava Financial Services, Inc.

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:   ____________**

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]

3 SEC USE ONLY

4 SOURCE OF FUNDS:  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e): [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION:  California
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7 SOLE VOTING POWER	 	2,644,950

8 SHARED VOTING POWER 		  662,500

9 SOLE DISPOSITIVE POWER:	2,644,950

10 SHARED DISPOSITIVE POWER	  662,500

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,307,450

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[X]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	5.3%

14 TYPE OF REPORTING PERSON: IA


CUSIP No. 49435N101


1 NAME OF REPORTING PERSON:  Puplava Securities, Inc.

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:   ____________**

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]

3 SEC USE ONLY

4 SOURCE OF FUNDS:  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e): [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION:  California

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7 SOLE VOTING POWER	 	0

8 SHARED VOTING POWER 		662,500

9 SOLE DISPOSITIVE POWER:	0

10 SHARED DISPOSITIVE POWER	662,500

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 662,500

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[X]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	1.1%

14 TYPE OF REPORTING PERSON: BD


CUSIP No. 49435N101


1 NAME OF REPORTING PERSON:  Puplava Family Trust

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:   ____________**

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]

3 SEC USE ONLY

4 SOURCE OF FUNDS:  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e): [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7 SOLE VOTING POWER	 	196,757

8 SHARED VOTING POWER 		0

9 SOLE DISPOSITIVE POWER:	196,757

10 SHARED DISPOSITIVE POWER	0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 196,757

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0.3%

14 TYPE OF REPORTING PERSON: OO


CUSIP No. 49435N101


This Amendment No. 4 ("Amendment No. 4") amends and supplements the Statement on Schedule 13D dated September 26, 2006, as amended by Amendment No. 1, dated October 23, 2006, Amendment No. 2 dated October 31, 2006, and amendment No. 3 dated March 2, 2007 (the "Statement") relating to the common shares, no par value
(the "Shares"), of Kimber Resources Inc., a British Columbia corporation (the "Company"), and is filed by and on behalf of the undersigned reporting persons (collectively, the "Reporting Persons"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 2.	IDENTITY AND BACKGROUND

The address of the Reporting Persons is:  10809 Thornmint Road,
2nd Floor, San Diego, California 92127.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this statement, each of the Reporting Persons beneficially owned the Shares and the percentage of the outstanding
Shares of the Company shown on their respective cover page, which information is incorporated by reference herein by such Reporting Person. The percentages shown are based on the number of shares shown as outstanding on the Company's balance sheet as of March 31, 2009 included in its Report on Form 6-K filed with the Securities and Exchange Commission on May
15, 2009. The Shares owned by James Puplava include 75,000 Shares that he may acquire upon the exercise of stock options, which are treated as outstanding for the purpose of determining the percentage of outstanding Shares that he and Mary Puplava own.

The Shares shown in this Report as beneficially owned by the Reporting Persons do not include (a) 2,877,571 Shares owned by clients of Puplava Financial and held in accounts for which Puplava Financial has discretion to purchase and sell, and (b) 41,450 Shares owned by clients of Puplava Securities and held in accounts for which Puplava Securities has discretion to purchase and sell. Puplava Financial and Puplava Securities and the other Reporting Persons disclaim beneficial ownership of such Shares.

(b) James J. Puplava and Mary Puplava are husband and wife, and may be deemed to beneficially own any Shares beneficially owned by the other. Mary Puplava holds 49,835 Shares in a revocable trust and 510,800 Shares in an IRA Account. 1,221,214 of the Shares beneficially owned by Mr. Puplava are held in a 401(k) plan through which Mr. Puplava has the power to purchase additional shares, and to vote and to sell shares held in the account. Mr. Puplava also holds 25,700 Shares in an IRA. Mr. and Mrs. Puplava also beneficially own 196,757 Shares held in the Puplava Family Trust of which they are trustees.

The Shares beneficially owned by Mr. & Mrs. Puplava also include 254,200 shares held by Fig Tree Foundation, a private foundation. Mr. and Mrs. Puplava have the power to direct the voting and disposition of the Shares held by the foundation.

Mr. and Mrs. Puplava have the power to control Puplava Financial and Puplava Securities in their capacities as shareholders, officers and directors of Puplava Financial and in their capacities as officers and directors of Puplava Securities, and can be deemed to beneficially own the Shares owned by those companies.

(c) The Reporting Persons have not acquired or disposed of any Shares within the last 60 days

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e) Not applicable.



SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:  September 29, 2009


s/James J. Puplava
James J. Puplava


s/Mary Puplava
Mary Puplava


Puplava Financial Services, Inc.


By:   s/James J. Puplava
	James J. Puplava, President


Puplava Securities, Inc.


By:   s/James J. Puplava
	James J. Puplava, President


s/James J. Puplava
James J. Puplava, Trustee
Puplava Family Trust


s/Mary Puplava
Mary Puplava, Trustee
Puplava Family Trust